SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

MARLIN BUSINESS SERVICES CORP.
(Name of Issuer) Common Stock, Par Value $0.01
(Title of Class of Securities) 571157 10 6
(CUSIP Number) December 31, 2003
(Date of Event Which Requires Filing of This Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                    ☐ Rule 13d-1(b)
                                    ☐   Rule 13d-1(c)
                                    ☒   Rule 13d-1(d)

____________________

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The  information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP NO. 571157 10 6	13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS PEACHTREE EQUITY INVESTMENT MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF GEORGIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 2,309,934 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED VOTING POWER 2,309,934 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,309,934 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.1% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 571157 10 6	13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS WCI (PRIVATE EQUITY) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF GEORGIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 2,309,934 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED VOTING POWER 2,309,934 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,309,934 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.1% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 571157 10 6	13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS MATTHEW J. SULLIVAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF GEORGIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Beneficial ownership of all shares of Common Stock disclaimed.
	6	SHARED VOTING POWER Beneficial ownership of all shares of Common Stock disclaimed.
	7	SOLE DISPOSITIVE POWER Beneficial ownership of all shares of Common Stock disclaimed.
	8	SHARED VOTING POWER Beneficial ownership of all shares of Common Stock disclaimed.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares of Common Stock disclaimed.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 N/A
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 571157 10 6	13G	Page 5 of 9

1	NAMES OF REPORTING PERSONS LAWRENCE J. DEANGELO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF GEORGIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Beneficial ownership of all shares of Common Stock disclaimed.
	6	SHARED VOTING POWER Beneficial ownership of all shares of Common Stock disclaimed.
	7	SOLE DISPOSITIVE POWER Beneficial ownership of all shares of Common Stock disclaimed.
	8	SHARED VOTING POWER Beneficial ownership of all shares of Common Stock disclaimed.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares of Common Stock disclaimed.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 N/A
12	TYPE OF REPORTING PERSON IN

Item 1.             (a)        Name of Issuer:

                                    Marlin Business Services Corp.

                        (b)        Address of Issuer’s Principal Executive Offices:

                                    124 Gaither Drive, Suite 170, Mount Laurel, NJ 08054

Item 2.             (a)        Name of Person Filing:

                                    Peachtree Equity Investment Management, Inc.
                                    WCI (Private Equity) LLC
                                    Matthew J. Sullivan
                                    Lawrence J. DeAngelo

                        (b)         Address of Principal Business Office or, if None, Residence:

                                    For all persons filing:

                                    1170 Peachtree Street, Suite 1610
                                    Atlanta, GA 30309

                        (c)        Citizenship:

                                    For all persons filing:

                                    State of Georgia, United States of America

                        (d)        Title of Class of Securities:

                                    Common Stock, Par Value $0.01 Per Share

                        (e)        CUSIP Number:

                                    571157 10 6

Item 3.             If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check
                        Whether the Person Filing is a:

                        Not applicable.  This Schedule is being filed pursuant to Rule 13d-1(d).

Page 6 of 9 Pages

Item 4.            Ownership.

	Peachtree Equity Investment Management, Inc.	WCI (Private Equity) LLC	Matthew J. Sullivan	Lawrence J. DeAngelo
(a) Amount Beneficially Owned:	2,309,934	2,309,934	Disclaimed	Disclaimed
(b) Percent of Class:	20.1%	20.1%	N/A	N/A
(c) Number of Share to Which Reporting Person Has:
(i) Sole VotingPower:	N/A	N/A	N/A	N/A
(ii) Shared Voting Power:	2,309,934	2,309,934	Disclaimed	Disclaimed
(iii) Sole Dispositive Power:	N/A	N/A	N/A	N/A
(iv) Shared Dispositive Power:	2,309,934	2,309,934	Disclaimed	Disclaimed

The reported shares are owned directly by WCI (Private Equity) LLC (“WCI”), whose sole manager is Peachtree Equity Investment Management, Inc. (the “Manager”)  The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI.

Matthew J. Sullivan and Lawrence J. DeAngelo are directors of the Manager, and could be deemed to be indirect beneficial owners of the reported shares.  They could be deemed to share such indirect beneficial ownership with the Manager and WCI.  Messrs. Sullivan and DeAngelo expressly disclaim beneficial ownership of the reported shares, and the filing of this report shall not be deemed to be an admission that either of them is a beneficial owner of the reported shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

Peachtree Equity Partners, L.P., is the sole member of WCI, and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported shares beneficially owned directly by WCI.

Page 7 of 9 Pages

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security
                 Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

Not applicable.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10.      Certification.

Not applicable.  This Schedule is being filed pursuant to 13d-1(d).

Page 8 of 9 Pages

Signature

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 17, 2004
PEACHTREE EQUITY INVESTMENT MANAGEMENT, INC.
By: /s/ Matthew J. Sullivan Name: Matthew J. Sullivan Title: Chief Executive Officer

Date: February 17, 2004
WCI (PRIVATE EQUITY) LLC
By: Peachtree Equity Investment Management, Inc. By: /s/ Matthew J. Sullivan Name: Matthew J. Sullivan Title: Chief Executive Officer

Date: February 17, 2004
/s/ Matthew J. Sullivan
Matthew J. Sullivan

Date: February 17, 2004
/s/ Lawrence J. DeAngelo
Lawrence J. DeAngelo

Page 9 of 9 Pages

EXHIBIT I

JOINT FILING AGREEMENT and POWER OF ATTORNEY

                Pursuant to Rule 13d-1(k), the undersigned hereby agree that the attached Schedule 13G (including any amendments thereto) is filed by behalf of each of them.

                Each of the undersigned hereby makes, constitutes, and appoints Matthew J. Sullivan, Lawrence J. DeAngelo, and David N. Christopher and each of them acting alone, their true and lawful attorney-in-fact, with full power of substitution and resubstitution, for it in any and all capacities to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this Schedule 13G, together with exhibits to any such amendments and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or said attorney-in-fact’s substitute or substitutes may do or cause to be done by virtue hereof.

Date: February 17, 2004
PEACHTREE EQUITY INVESTMENT MANAGEMENT, INC.
By: /s/ Matthew J. Sullivan Name: Matthew J. Sullivan Title: Chief Executive Officer

Date: February 17, 2004
WCI (PRIVATE EQUITY) LLC
By: Peachtree Equity Investment Management, Inc. By: /s/ Matthew J. Sullivan Name: Matthew J. Sullivan Title: Chief Executive Officer

Date: February 17, 2004
/s/ Matthew J. Sullivan
Matthew J. Sullivan

Date: February 17, 2004
/s/ Lawrence J. DeAngelo
Lawrence J. DeAngelo
Date: February 17, 2004